Exhibit 99.1

Sent via Electronic Delivery to: dan@breraholdings.com; pietro@breraholdings.com; kpetty@donohoeadvisory.com

July 11, 2025

Mr. Dan McClory
Executive Chairman
Brera Holdings PLC

Connaught House, 5th Floor
One Burlington Road, Dublin 4
D04 C5Y6, Ireland

Re:	Brera Holdings PLC (the “Company”)
Nasdaq Symbol: BREA

Dear Mr. McClory:

On July 16, 2024, Staff notified the Company that its Class B Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Staff has determined that for the last 10 consecutive business days, from June 26, 2025 to July 10, 2025, the closing bid price of the Company’s Class B Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.1

If you have any questions, please contact me at +1 301 532 6389.

Sincerely,

Patryk Muter

Listing Analyst

Nasdaq Listing Qualifications

[1]	Staff notes that Listing Rule 5810(c)(3)(A)(iv) states in part, “if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one- year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.”